AGREEMENT

                                NOVEMBER 19, 1998


     This document sets forth an agreement (this "Agreement") between Philip Services Corp. ("PSC") on behalf of itself and each of its affiliates (collectively, "Affiliates"), Foothill Partners III, L.P. ("Foothill"), American Real Estate Holdings, L.P. ("AREH") and High River Limited Partnership ("High River"), regarding the terms and conditions for a prepackaged plan of reorganization for PSC and its Affiliates (the "Plan"), pursuant to which a restructuring of PSC and its Affiliates will be accomplished, and related agreements. For purposes of this Agreement, the term "Existing Secured Lenders" means the lender parties to the existing Credit Agreement (the "Existing Credit Agreement") dated as of August 11, 1997 among PSC; Philip Services (Delaware), Inc.; Canadian Imperial Bank of Commerce ("CIBC"), as Administrative Agent; Bankers Trust Company ("BTCo"), as Syndication Agent; CIBC and BTCo, as
Co-Arrangers; Dresdner Bank Canada and Dresdner Bank AG New York Branch, as Documentation Agent; and the various lenders from time to time parties thereto, including all amendments and modifications thereto. For purposes of this Agreement, the term "Majority Existing Secured Lenders" means, collectively, holders of not less than two-thirds (2/3) of the outstanding indebtedness under the Existing Credit Agreement.

     WHEREFORE, for good and valuable consideration, the adequacy, sufficiency and receipt of which is hereby acknowledged, PSC, High River, AREH and Foothill agree as follows:

Principal  Economic Terms of Plan:
                    Subject to an adjustment mechanism (limited solely to an adjustment of the percentage of reorganized PSC common stock to be distributed to existing PSC shareholders)to be mutually agreed upon by the parties hereto in the event that assets of PSC or its Affiliates are sold and the proceeds thereof used to repay indebtedness under the Existing Credit Agreement prior to the consummation of the Plan, existing PSC shareholders will receive a pro rata share of 10% of reorganized PSC's common stock and the Existing Secured Lenders will receive a pro rata share of 90% of reorganized PSC's common stock; PROVIDED HOWEVER that in no event shall existing PSC shareholders receive more than 15% of reorganized PSC's common stock in aggregate.

                    Reorganized PSC will have aggregate pro forma debt of $300 million, excluding Unimpaired Debt as defined below (the "New Notes"), which will have terms and conditions mutually acceptable to PSC and the Majority Existing Secured Lenders (including Foothill, AREH and High River). $200 million of the New Notes will be secured by a first priority lien on all assets of PSC and its Affiliates and will be distributed, on a pro rata basis, to the Existing Secured Lenders. $100 million of the New Notes will be unsecured and will be distributed in full and final settlement of non-ordinary course liabilities, direct and indirect, of PSC and its Affiliates (other than claims of the Existing Secured Lenders).

                    Liabilities and accruals of PSC and its Affiliates incurred in the ordinary course of business will be unimpaired ("Unimpaired Liabilities").

Other  Plan  Provisions:
                    All other provisions of the Plan and any related documents and agreements, which shall not be inconsistent with the terms and conditions of this Agreement, shall be reasonably acceptable to PSC, the Majority Existing Secured Lenders and High River, AREH and Foothill.

Plan Timetable:
                    PSC and, if necessary, certain Affiliates to be mutually determined by PSC and the Majority Existing Secured Lenders, will commence, in a venue mutually agreeable to PSC and the Majority Existing Secured Lenders, voluntary insolvency proceedings (the "Cases"), including the filing of the Plan and accompanying disclosure statement (the "Disclosure Statement"), not later than February 28, 1999.

                    The Disclosure Statement shall be approved by the court presiding over the Cases (the "Court") not later than April 15, 1999.

                    The Court shall confirm the Plan not later than June 30, 1999.

                    The Plan shall become effective not later than July 30, 1999.

Standstill and Efforts to Consummate:
                    Subject to the provisions of subparts (a) and (d) under the heading "Termination Event" below, each of High River, Foothill and AREH hereby agrees that neither they, nor any of their respective affiliates, officers, directors, partners or agents shall (a) commence any involuntary insolvency proceeding against PSC or any of its Affiliates under the laws of the United States, Canada or any other country or any state or province, (b) except to the extent that PSC or any of its Affiliates are the subject of any insolvency proceeding, initiate any legal action against PSC or any of its Affiliates with respect to any claims against or interests in PSC or any of its Affiliates or (c) take or encourage any other party to take any action inconsistent with (a) or (b) above (including without limitation giving any direction to the agent for the Existing Credit Agreement), unless and until a Termination Event (defined below) occurs.

                    Each of High River, AREH and Foothill hereby agrees, and agrees to cause any affiliate that holds or may hereafter hold PSC debt, to enter into the Lock-Up Agreement (defined below) on or before December 15, 1998.

                    Each of High River, AREH and Foothill agrees that it shall not sell, assign or otherwise transfer any indebtedness of PSC to any other person or entity unless such person or entity agrees in writing to be bound by the terms and conditions of this Agreement as if such person or entity were a signatory hereto.

                    Subject to the terms and conditions hereof, until the occurrence of a Termination Event, PSC shall take all reasonable actions to seek to effectuate the transactions set forth herein.

Termination  Event:
                    This Agreement and the obligations of the parties hereto shall expire upon the earliest to occur of the following (each a "Termination Event"); PROVIDED, HOWEVER, that PSC's obligations set forth under the heading "Board of Director Changes" below shall survive any Termination Event:

                    (a) failure of PSC and the Majority Existing Secured Lenders (including High River, AREH and Foothill) to enter into a binding agreement consistent with the terms and conditions of this Agreement ("Lock-Up Agreement"), on or before December 15, 1998, pursuant to which the Majority Existing Secured Lenders agree to vote for the Plan. The Lock-Up Agreement shall be in form and substance mutually acceptable to PSC and the Majority Existing Secured Lenders (including High River, AREH and Foothill);

                    (b) failure of PSC to meet any of the deadlines set forth under "Plan Timetable" above;

                    (c) failure of PSC to satisfy its obligations set forth under the heading "Board of Director Changes" below (which failure may be enforced by injunctive action despite the occurrence of a Termination Event) or the failure of PSC's shareholders to elect the New Directors (defined below) to the Board; and

                    (d) PSC seeking to implement an Alternative Transaction that has been approved by the Majority Existing Secured Lenders but has not been approved by High River, AREH and Foothill.

Alternative Transactions:
                    Notwithstanding anything in this Agreement to the contrary, PSC maintains at all times (both before and after execution of the Lock-Up Agreement and the filing of the Plan) the right to pursue, negotiate with any third party, and seek to implement, any potential transaction that restructures substantially all of PSC and its Affiliates' debt and equity and that PSC believes, in its reasonable discretion, may result in a more favorable outcome to PSC and its stakeholders (an "Alternative Transaction") than the transactions set forth in this Agreement or the Plan. If PSC determines that any Alternative Transaction may result in a more favorable outcome to PSC and its stakeholders than the transactions set forth in this Agreement or the Plan, PSC shall have the right to present such Alternative Transaction to the Existing Secured Lenders for their consideration; PROVIDED, HOWEVER, that PSC shall not seek to effectuate any Alternative Transaction that does not pay the claims of the Existing Secured Lenders in full in cash or that has not been approved by the Majority Existing Secured Lenders in their reasonable discretion.


Board of Director Changes:
                    Upon the execution of this Agreement, High River, AREH and Foothill jointly shall have the right to designate a total of two (2) persons to serve on PSC's Board of Directors, one of whom must be a Canadian resident and one of whom must be a United States resident (collectively, the "New Directors"). In addition, the New Directors shall be nominated by PSC management for re-election to the Board at any PSC shareholders meeting that is conducted between the date hereof and the earlier to occur of (x) the effective date of the Plan or any Alternative Transaction (approved by the Majority Existing Secured Lenders), (y) a breach of this Agreement by High River, AREH or Foothill and (z) such date as High River, AREH and Foothill, collectively, hold less than $50.0 million in principal amount of indebtedness owing by PSC. The New Directors shall serve on PSC's Board until the earlier of (a) the designation of a new Board of Directors, if any, pursuant to the Plan or an Alternative Transaction (approved by the Majority Existing Secured Lenders), (b) such date as High River, AREH and Foothill, collectively, hold less than $50.0 million in principal amount of indebtedness owing by PSC and (c) a breach of this Agreement by High River, AREH or Foothill. As promptly as practicable after the designation of the New Directors, PSC shall, in good faith, take all appropriate corporate governance actions to effectuate the addition of the New Directors to the Board of Directors, and will thereafter take all appropriate action to effectuate the replacement by High River, AREH and Foothill of any one or more New Directors as may be required due to death, resignation or other inability to serve. At no time hereafter shall PSC or any of its Affiliates take or cause to be taken any action to change the ratio of all Directors to New Directors on PSC's Board.

Search Committee:
                    Immediately following the appointment of the New Directors, a special committee of the Board shall be formed (consisting of no more than 3 Directors, one of whom shall be a New
                    Director) for the purpose of commencing a search for a permanent CEO for PSC.

Governing Law and Enforcement:
                    This Agreement shall be governed by the laws of the State of Delaware, without giving effect to choice of law provisions thereunder.

                    The parties hereto acknowledge that monetary damages may not provide a sufficient remedy for a breach of this Agreement, and thus hereby consent to the entry of equitable remedies including injunctive relief and consent to the jurisdiction of the Federal District Court in Delaware.

Public Announcements:
                    The parties hereto agree that all public announcements of the entry into or the terms and conditions of this Agreement shall be mutually acceptable to each of them; PROVIDED, HOWEVER, that if agreement among such parties cannot be reached, each of them may issue any statement or make any announcement it deems necessary or appropriate. It is understood that on the date hereof, PSC intends to announce a letter of intent among PSC, Souve Enterprises LLC and another third party.

Agreed, acknowledged and accepted as of the date first written above:

PHILIP SERVICES CORP.

By:
Its:


Agreed, acknowledged and accepted as of the date first written above:

FOOTHILL PARTNERS III, L.P.

By:
Its:     Managing General Partner

AMERICAN REAL ESTATE HOLDINGS, L.P.

By:      American Property Investors, Inc.
Its:     General Partner

         By:
         Its:

HIGH RIVER LIMITED PARTNERSHIP

By:      Riverdale L.L.C.
Its:     General Partner

         By:
         Its: